Annual General Meeting of BiondVax Pharmaceuticals Ltd.

Date: December 27, 2021

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Proposals

Proposals	For	Against	Abstain
1. To approve and ratify the appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company's auditors for the year 2021 and for an additional period until the next Annual General Meeting;	☐	☐	☐
2. To approve the re-election of Dr. Morris Laster and Mr. Amir Reichman and the election of Mr. Jay Green to the Board of Directors of the Company, each until the third annual meeting held after the date of their appointment; and	☐	☐	☐
3. To approve the adoption of a new Company Compensation Policy.	☐	☐	☐

	Yes	No
Are you a controlling shareholder or do you have a personal interest in approval of proposal 3 above (response required for vote to be counted)?	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of BiondVax Pharmaceuticals Ltd. to be held December 27, 2021 For Holders as of November 17, 2021

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received prior to 5:00 p.m. EST on December 23, 2021.

PROXY TABULATOR FOR
BIONDVAX PHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

BiondVax Pharmaceuticals Ltd.

Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. EST on December 23, 2021)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **BiondVax Pharmaceuticals Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **November 17, 2021** at the **Annual General Meeting** of the Shareholders of **BiondVax Pharmaceuticals Ltd.** to be held on **December 27, 2021** at 4:00 pm (Israeli time), in the offices of Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
BIONDVAX PHARMACEUTICALS LTD.
P.O. Box 8016
CARY, NC 27512-9903